Exhibit 99.28

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF DISCLOSED

Apollo Management Incentive Program (“Apollo MIP”)

SKYWARD SPECIALTY INSURANCE GROUP, INC.

(the Company)

800 Gessner Road, Suite 600

Houston, Texas 77024

United States of America

___________________

To:

The Chair of Apollo Group Holdings Limited (AGHL)

David Ibeson, as representative of the Management Sellers and the Minority Sellers

CC:

The Chair of the Remuneration Committee of Apollo Syndicate Management Limited

1 Bishopsgate

London, United Kingdom

EC2N 3AQ

Re: RSU Grant Agreement – Issuance of restricted stock units (RSUs) of the Company pursuant to the Skyward Specialty Insurance Group, Inc. 2022 Long-Term Incentive Plan (the Plan)

Background

1.	Reference is made to the following documents:

(a)	the sale and purchase agreements dated on or around 2 September 2025 entered into between the Company, AGHL and others in respect of the acquisition of the entire issued share capital of AGHL by the Company (the SPAs); and

(b)	the Skyward Specialty 2022 Long Term Incentive Plan (Plan).

Any reference herein to any document or agreement shall apply to any amendment or restatement thereof. Capitalised terms used but not defined herein shall have the meanings given to them in the SPAs.

RSU Grant

2.	As soon as practicable following Completion and approval of the Company’s Compensation Committee (in its capacity as the 'Administrator' of the Plan) (at the scheduled Q1 2026 meeting of the committee), the Company shall issue RSU notices (the RSU Notices) evidencing the award of RSUs having an aggregate value of [***] to those individuals listed in Schedule A to this RSU Grant Agreement and in the proportions set out in Schedule A (the award of RSUs to such individuals being the RSU Grant), in accordance with and subject to the terms of the Plan, as supplemented by this RSU Grant Agreement, and in each case subject to paragraphs 3 and 4 and subject to the relevant individuals being employees of Apollo Partners LLP and not having given notice to resign from their employment (or received notice of termination of their employment) as on the date of the grant of the RSUs.

3.	To the extent that any individual listed in Schedule A to this RSU Grant Agreement is no longer an employee of Apollo Partners LLP or has given notice to resign from their employment (or received notice of termination of their employment) on or prior to the date on which the Company proposes to grant the RSUs pursuant to the RSU Grant (any such individuals being Non-Qualifying Individuals), the Company shall re-allocate the RSUs so allocated to such Non-Qualifying Individual to such other employee or employees of Apollo Partners LLP (who are not Non-Qualifying Individuals) as the Company may in its sole discretion determine.

4.	The number of RSUs to be granted to each individual listed in Schedule A may be rounded down to the nearest whole number (notwithstanding that the corresponding value of RSUs to be granted to such individual is therefore less than the amount indicated in Schedule A, and the aggregate value of RSUs to be granted pursuant to the RSU Grant is less than [***]).

5.	The RSUs awarded pursuant to the RSU Grant shall vest 50% on the third anniversary of Completion and 50% on the fourth anniversary of Completion.

6.	The RSU Notices in respect of the RSU Grant shall be substantially in the form set out in Schedule B to this RSU Grant Agreement.

General

7.	To the extent of any conflict between the terms of this RSU Grant Agreement and the terms of the RSU Notice or the Plan, the terms of this RSU Grant Agreement shall prevail.

8.	This RSU Grant Agreement and the Plan constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties herein with respect to the subject matter hereof.

9.	In case any provision of this RSU Grant Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected. If, however, any provision of this letter shall be invalid, illegal, or unenforceable under any applicable laws in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law.

10.	Each party to this RSU Grant Agreement shall from time to time and at all times hereafter make, do or execute, or cause or procure to be made, done and executed, such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required to affect the transactions contemplated by this RSU Grant Agreement.

11.	This RSU Grant Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. E-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this RSU Grant Agreement.

12.	Nothing contained in this RSU Grant Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party, save that David Ibeson shall have the right to enforce this RSU Grant Agreement in his capacity as representative of the Management Sellers and the Minority Sellers.

13.	This RSU Grant Agreement and any dispute or controversy arising out of or relating to this RSU Grant Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof. All proceedings arising out of or relating to this RSU Grant Agreement shall be heard and determined exclusively in any state or federal court located in Delaware (or in any appellate courts thereof) (the Specified Courts). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any proceeding arising out of or relating to this RSU Grant Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the proceeding is brought in an inconvenient forum, that the venue of the proceeding is improper, or that this RSU Grant Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this RSU Grant Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at their registered office address. Nothing in this paragraph 13 shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

14.	EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS RSU GRANT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS RSU GRANT AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH 14.

Further Equity/Long Term Incentive Plan (LTIP) Grants

15.	In addition to the above, and subject in each case to approval of the Company’s Compensation Committee (in its capacity as the 'Administrator' of the Plan), it is intended that the Company shall:

(a)	following the Q1 2027 meeting of the Company's Compensation Committee, issue LTIP awards to eligible employees evidencing the award of a further number of LTIP awards having a value (in aggregate across all such LTIP awards) of not less than [***]; and

(b)	during each 12-month period thereafter, issue LTIP awards to eligible employees evidencing the award of a number of LTIP awards having a value (in aggregate across all such LTIP awards) of not less than [***], in each case in accordance with the terms of the Plan (the Further LTIP Grants).

16.	For the purposes of paragraph 15, eligible employee shall mean those individuals who are employees of Apollo Partners LLP who have not given notice to resign from their employment (or received notice of termination of their employment) as on the date of the grant of the LTIP awards.

17.	Subject to the terms approved by the Company's Compensation Committee, it is intended that the awards under the LTIP Grant shall be a mix of time and performance-based units and shall vest as set forth in the individual LTIP award as approved by the Company’s Compensation Committee, on terms no less favorable than granted to other Skyward employees.

Yours faithfully,

SKYWARD SPECIALTY INSURANCE GROUP, INC.

Name:

Title:

Accepted and agreed by:

APOLLO GROUP HOLDINGS LIMITED

Name:

Title:

DAVID IBESON, AS REPRESENTATIVE FOR THE MANAGEMENT SELLERS AND THE MINORITY SELLERS

Name:

Title:

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF DISCLOSED

SCHEDULE A

***

SCHEDULE B

Form of RSU Notice

SKYWARD SPECIALTY INSURANCE GROUP, INC.

RESTRICTED STOCK UNITS NOTICE

UNDER THE

SKYWARD SPECIALTY INSURANCE GROUP, INC.

2022 LONG-TERM INCENTIVE PLAN

Name of Grantee: [Participant Name]

This notice (the "Notice") evidences the award of restricted stock units (each, a “RSU,” and collectively, the “RSUs”) of Skyward Specialty Insurance Group, Inc., a Delaware corporation (the “Company”), that have been granted to you pursuant to the Skyward Specialty Insurance Group, Inc. 2022 Long-Term Incentive Plan (the “Plan”) and conditioned upon your agreement to the terms of the attached Restricted Stock Units Agreement (the “Agreement”). This Notice constitutes part of and is subject to the terms and provisions of the Agreement and the Plan, which are incorporated by reference herein. Each RSU is equivalent in value to one share of the Company’s Common Stock and represents the Company’s commitment to issue one share of the Company’s Common Stock at a future date, subject to the terms of the Agreement and the Plan. The RSUs are credited to a separate account maintained for you on the books and records of the Company (the “Account”). All amounts credited to the Account will continue for all purposes to be part of the general assets of the Company.

Grant Date:	[Grant Date]
Number of RSUs:	[Awards Granted] ("Grant")
Vesting Date:

With respect to 50% of the Grant:	the 3rd anniversary of [Completion Date]
With respect to the remaining 50% of the Grant:	the 4th anniversary of the [Completion Date]

All of the RSUs are nonvested and forfeitable as of the Grant Date. So long as your Service (as defined in the Agreement) is continuous from the Grant Date through the applicable Vesting Date, 100% of the RSUs will become vested on the applicable Vesting Date.

In the event your Service is terminated due to your death or Total and Permanent Disability, 100% of the RSUs that had not yet become vested will become vested.

Notwithstanding anything to the contrary in the Notice or Plan, in the event your Service is terminated in a Qualifying Termination either immediately before a Change in Control or during the twelve (12) month period immediately following a Change in Control, 100% of the RSUs that had not yet become vested will become vested.

In all cases, any RSUs that become vested will be settled as provided in Section 6 of the Agreement.

To the extent of any conflict between the terms of (a) this Notice; and (b) the attached Restricted Stock Units Agreement or the Plan, the terms of this Notice shall prevail.

SKYWARD SPECIALTY INSURANCE GROUP, INC.

RESTRICTED STOCK UNITS AGREEMENT

UNDER THE

SKYWARD SPECIALTY INSURANCE GROUP, INC.

2022 LONG-TERM INCENTIVE PLAN

1.   Terminology. Unless otherwise provided in this Agreement, capitalized terms used herein are defined in the Glossary at the end of this Agreement.

2.   Vesting. All of the RSUs are nonvested and forfeitable as of the Grant Date. So long as your Service is continuous from the Grant Date through the applicable date upon which vesting is scheduled to occur, the RSUs will become vested and nonforfeitable in accordance with the vesting schedule set forth in the Notice. Except for the circumstances, if any, described in the Notice, none of the RSUs will become vested and nonforfeitable after your Service ceases.

3.   Termination of Employment or Service. Unless otherwise provided in the Notice, if your Service with the Company ceases for any reason, all RSUs that are not then vested and nonforfeitable will be forfeited to the Company immediately and automatically upon such cessation without payment of any consideration therefor and you will have no further right, title or interest in or to such RSUs or the underlying shares of Common Stock.

4.   Restrictions on Transfer. Neither this Agreement nor any of the RSUs may be assigned, transferred, pledged, hypothecated or disposed of in any way, whether by operation of law or otherwise, and the RSUs shall not be subject to execution, attachment or similar process. All rights with respect to this Agreement and the RSUs shall be exercisable during your lifetime only by you or your guardian or legal representative. Notwithstanding the foregoing, the RSUs may be transferred upon your death by last will and testament or under the laws of descent and distribution.

5.   Dividend Equivalent Payments. If, after the Grant Date and prior to the settlement date, the Company declares a dividend on the shares of Common Stock, then, on the payment date of the dividend, the Grantee's Account shall be credited with dividend equivalents in an amount equal to the dividends that would have been paid to the Grantee if one share of Common Stock had been issued on the Grant Date for each RSU granted to the Grantee as set forth in this Agreement. Dividend equivalents, if credited, shall be withheld by the Company for the Grantee's Account and shall be subject to the same vesting and forfeiture restrictions as the RSUs to which they are attributable and shall be paid in cash no later than the same date that the RSUs to which they are attributable are settled and paid in accordance with Section 6 hereof. If your vested RSUs have been settled after the record date but prior to the dividend payment date, any dividend equivalents that would be credited pursuant to the preceding sentence shall be paid on or as soon as practicable after the dividend payment date.

6.   Settlement of RSUs.

a.   Manner of Settlement. You are not required to make any monetary payment (other than applicable tax (including any employee national insurance contributions) withholding or other amount pursuant to Section 7 below, if required) as a condition to settlement of the RSUs. The Company will issue to you, in settlement of your RSUs and subject to the provisions of Section 7 below, the number of whole shares of Common Stock that equals the number of whole RSUs that become vested, and such vested RSUs will terminate and cease to be outstanding upon such issuance of the shares. Upon issuance of such shares, the Company will determine the form of delivery (e.g., a stock certificate or electronic entry evidencing such shares) and may deliver such shares on your behalf electronically to the Company’s designated stock plan administrator or such other broker-dealer as the Company may choose at its sole discretion, within reason.

b.   Timing of Settlement. Your RSUs will be settled by the Company, via the issuance of Common Stock as described herein, on a date selected by the Company that is within sixty (60) days following the date that the RSUs become vested and nonforfeitable (the “Original Issuance Date”), subject to the provisions below. If the Original Issuance Date falls on a date that is not a business day, delivery shall instead occur on the next following business day. In addition, if:

(i)            the Original Issuance Date does not occur (1) during an “open window period” applicable to you, as determined by the Company in accordance with the Company’s then-effective policy on trading in Company securities, or (2) on a date when you are otherwise permitted to sell shares of Common Stock on an established stock exchange or stock market (including but not limited to under a previously established written trading plan that meets the requirements of Rule 10b5-1 under the Exchange Act and was entered into in compliance with the Company’s policies (a “10b5-1 Arrangement”)), and

(ii)           either (1) Withholding Taxes do not apply, or (2) the Company decides, prior to the Original Issuance Date, (A) not to satisfy the Withholding Taxes by withholding shares of Common Stock from the shares otherwise due, on the Original Issuance Date, to you under this RSU, and (B) not to permit you to enter into a “same day sale” commitment with a broker-dealer pursuant to Section 7 of this Agreement (including but not limited to a commitment under a 10b5-1 Arrangement) and (C) not to permit you to pay your Withholding Taxes in cash, then the shares that would otherwise be issued to you on the Original Issuance Date will not be delivered on such Original Issuance Date and will instead be delivered on the first business day when you are not prohibited from selling shares of the Company’s Common Stock in the open public market, but in no event later than December 31 of the calendar year in which the Original Issuance Date occurs (that is, the last day of your taxable year in which the Original Issuance Date occurs), or, if and only if permitted in a manner that complies with Treasury Regulations Section 1.409A-1(b)(4), no later than the date that is the 15th day of the third calendar month of the applicable year following the year in which the shares of Common Stock under this RSU are no longer subject to a “substantial risk of forfeiture” within the meaning of Treasury Regulations Section 1.409A-1(d).

(iii)          Notwithstanding the foregoing, to the extent your RSUs vest upon your death or your death occurs prior to settlement of your previously vested RSUs, the Company is not obligated to settle such RSUs until such date selected by the Company that is as soon as administratively practicable within the thirty (30) day period following the date that the Company receives evidence of the applicable beneficiary who is entitled to receive such settlement (the “Death Beneficiary") that is satisfactory to the Company, and the Company will have no liability to the Death Beneficiary with respect to any such delay in settlement of the RSUs.

7.   Tax Withholding. On or before the time you receive a distribution of the shares subject to your RSUs, or at any time thereafter as requested by the Company, you hereby authorize any required withholding from the Common Stock issuable to you and/or otherwise agree to make adequate provision in cash for any sums required to satisfy the federal, state, local and foreign tax withholding obligations (including any employee national insurance contributions) (in each case, or equivalent in any jurisdiction)) of the Company or any Affiliate which arise in connection with your RSUs (the “Withholding Taxes”). Additionally, the Company may, in its sole discretion, satisfy all or any portion of the Withholding Taxes obligation relating to your RSUs by any of the following means or by a combination of such means: (i) withholding from any compensation otherwise payable to you by the Company; (ii) causing you to tender a cash payment; (iii) permitting you to enter into a “same day sale” commitment with a broker-dealer that is a member of the Financial Industry Regulatory Authority (a “FINRA Dealer”) whereby you irrevocably elect to sell a portion of the shares to be delivered under the Agreement to satisfy the Withholding Taxes and whereby the FINRA Dealer irrevocably commits to forward the proceeds necessary to satisfy the Withholding Taxes directly to the Company; or (iv) permitting you to tender previously acquired shares of Common Stock (valued at their then Fair Market Value) or withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to you in connection with the RSUs with a Fair Market Value (measured as of the date shares of Common Stock are issued to you pursuant to Section 6) equal to the amount of such Withholding Taxes; provided, however, that the number of such shares of Common Stock so tendered or withheld shall not exceed the amount necessary to satisfy the Company’s required Withholding Tax obligations using the applicable statutory withholding rates, as determined by the Company, for federal, state, local and foreign tax purposes, including payroll taxes. Unless the Withholding Tax obligations of the Company and/or any Affiliate are satisfied, the Company shall have no obligation to deliver to you any Common Stock. In the event that such obligations of the Company arise prior to the delivery to you of Common Stock or it is determined after the delivery of Common Stock to you that such amount of the Company’s obligations was greater than the amount withheld by the Company, you agree to indemnify and hold the Company harmless from any failure by the Company to withhold the proper amount. You unconditionally and irrevocably agree as a condition of the vesting of your RSUs, and the right to receive any shares subject to your RSUs, to execute a tax election under section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA") to disapply fully the provisions of Chapter 2 of Part 7 of ITEPA in respect of restricted securities in such form as is approved by or agreed with HM Revenue & Customs under the terms of section 431(5) of ITEPA.

8.   Adjustments for Corporate Transactions and Other Events.

a.   Stock Dividend, Stock Split and Reverse Stock Split. Upon a stock dividend of, or stock split or reverse stock split affecting, the Common Stock, the number of outstanding RSUs shall, without further action of the Administrator, be adjusted to reflect such event; provided, however, that any fractional RSUs resulting from any such adjustment shall be eliminated. Adjustments under this paragraph will be made by the Administrator, whose determination as to what adjustments, if any, will be made and the extent thereof will be final, binding and conclusive.

b.   Merger, Consolidation and Other Events. If the Company shall be the surviving or resulting corporation in any merger or consolidation and the Common Stock shall be converted into other securities, the RSUs shall pertain to and apply to the securities to which a holder of the number of shares of Common Stock subject to the RSUs would have been entitled. If the stockholders of the Company receive by reason of any distribution in total or partial liquidation or pursuant to any merger of the Company or acquisition of its assets, securities of another entity or other property (including cash), then the rights of the Company under this Agreement shall inure to the benefit of the Company’s successor, and this Agreement shall apply to the securities or other property (including cash) to which a holder of the number of shares of Common Stock subject to the RSUs would have been entitled, in the same manner and to the same extent as the RSUs.

9.   Non-Guarantee of Employment or Service Relationship. Nothing in the Plan or this Agreement shall alter your employment agreement or other employment status or other service relationship with the Company, nor be construed as a contract of employment or service relationship between the Company and you, or as a contractual right of you to continue in the employ of, or in a service relationship with, the Company for any period of time, or as a limitation of the right of the Company to discharge you at any time with or without cause or notice and whether or not such discharge results in the forfeiture of any nonvested and forfeitable RSUs or any other adverse effect on your interests under the Plan.

10. Rights as Stockholder. You shall not have any of the rights of a stockholder with respect to any shares of Common Stock that may be issued in settlement of the RSUs until such shares of Common Stock have been issued to you.

11. Clawback upon Breach of Protective Covenants or Confidentiality Covenants and pursuant to Company Policy. As a condition to this Agreement and to the issue of any shares of Common Stock to you in settlement of the RSUs, you will be required to comply with all confidentiality, non-solicitation and other protective covenants and restrictions to which you have agreed to be bound from time to time, as set out in your Notice, employment agreement or otherwise as you may be required to enter into with the Company as a condition to the award of RSUs in accordance with the Plan. If the Administrator determines that you have breached any such agreement: (i) all unvested or unsettled RSUs will be forfeited; and (ii) you shall, within ten (10) days of notice of the Administrator’s determination of such breach, repay all cash or shares of Common Stock paid or issued in settlement of the RSUs that have been paid or issued, as applicable, at any time during the twenty-four months preceding your termination from Service. As a condition to this Agreement, you also agree to be bound by the terms of the Company’s Policy for Recovery of Erroneously Awarded Incentive Compensation, as it may be amended from time to time. The forfeiture and clawback rights in this Section are in addition to, and not in substitution of, any rights of repurchase or other recoupment rights the Company may have.

12. The Company’s Rights. The existence of the RSUs shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company’s capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or other stocks with preference ahead of or convertible into, or otherwise affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of the Company’s assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

13. Restrictions on Issuance of Shares. The issuance of shares of Common Stock upon settlement of the RSUs shall be subject to and in compliance with all applicable requirements of federal, state, or foreign law with respect to such securities. No shares of Common Stock may be issued hereunder if the issuance of such shares would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Common Stock may then be listed. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance of any shares subject to the RSUs shall relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority shall not have been obtained. As a condition to the settlement of the RSUs, the Company may require you to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Company.

14. Notices. All notices and other communications made or given pursuant to this Agreement shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, where you have an address in the United States, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company, or in the case of notices delivered to the Company by you, addressed to the Administrator, care of the Company for the attention of its Secretary at its principal executive office or, in either case, if the receiving party consents in advance, transmitted and received via telecopy or via such other electronic transmission mechanism as may be available to the parties. Notwithstanding the foregoing, the Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this award of RSUs by electronic means or to request your consent to participate in the Plan or accept this award of RSUs by electronic means. You hereby consent to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

15. Entire Agreement. This Agreement, together with the relevant Notice and the Plan (and any other agreement you may be required to enter into containing protective covenants), contain the entire agreement between the parties with respect to the RSUs granted hereunder. Any oral or written agreements, representations, warranties, written inducements, or other communications made prior to the execution of this Agreement with respect to the RSUs granted hereunder shall be void and ineffective for all purposes.

16. Amendment. This Agreement may be amended from time to time by the Administrator in its discretion; provided, however, that this Agreement may not be modified in a manner that would have a materially adverse effect on the RSUs as determined in the discretion of the Administrator, except as provided in the Plan or in a written document signed by each of the parties hereto.

17. 280G Best After-Tax. In the event that the RSUs and/or any acceleration of vesting pursuant to this Agreement and any other payment or benefit received or to be received by the Participant would subject the Participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an “excess parachute payment” under Section 280G of the Code, the amount of any acceleration of vesting called for by this Agreement shall not exceed the amount which produces the greatest after-tax benefit to the Participant. Upon the occurrence of any event that might reasonably be anticipated to result in an “excess parachute payment” to the Participant as described above the Company shall appoint a nationally recognized tax firm to make the determination required by this Section (the “Tax Firm”).  The Company and the Participant shall furnish to the Tax Firm such information and documents as the Tax Firm may reasonably request in order to make their required determination.  The Company shall bear all fees and expenses the Tax Firm may charge in connection with their services contemplated by this Section.

18. 409A Savings Clause. This Agreement is intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code and shall be construed and administered in accordance with such intent. To the extent Section 409A of the Code applies to any payments made to you hereunder, any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A of the Code or an applicable exemption. Any payments considered deferred compensation to be made under this Agreement in connection with a termination of employment shall only be made if such termination of employment constitutes a "separation from service" under Code Section 409A. The Company makes no representations that the payments and benefits provided under this Agreement comply with Code Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Code Section 409A. Notwithstanding the foregoing, if it is determined that the RSUs are considered deferred compensation subject to Code Section 409A as of the date of your separation from service (within the meaning of Treasury Regulation Section 1.409A-1(h)), then the issuance of any shares that would otherwise be made upon the date of the separation from service or within the first six (6) months thereafter will not be made on the originally scheduled date(s) and will instead be issued in a lump sum on the date that is six (6) months and one day after the date of the separation from service, or upon your earlier death. Each installment of shares that vests is intended to constitute a “separate payment” for purposes of Section 409A of the Code and Treasury Regulation Section 1.409A-2(b)(2).

19. No Obligation to Minimize Taxes. The Company has no duty or obligation to minimize the tax consequences to you of this award of RSUs and shall not be liable to you for any adverse tax consequences to you arising in connection with this award. You are hereby advised to consult with your own personal tax, financial and/or legal advisors regarding the tax consequences of this award and by signing the Notice, you have agreed that you have done so or knowingly and voluntarily declined to do so.

20. Conformity with Plan. This Agreement is intended to conform in all respects with, and is subject to all applicable provisions of, the Plan. Inconsistencies between this Agreement and the Plan shall be resolved in accordance with the terms of the Plan. In the event of any ambiguity in this Agreement or any matters as to which this Agreement is silent, the Plan shall govern. A copy of the Plan is available upon request to the Administrator.

21. No Funding. This Agreement constitutes an unfunded and unsecured promise by the Company to issue shares of Common Stock in the future in accordance with its terms. You have the status of a general unsecured creditor of the Company as a result of receiving the grant of RSUs.

22. Effect on Other Employee Benefit Plans. The value of the RSUs subject to this Agreement shall not be included as compensation, earnings, salaries, or other similar terms used when calculating your benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

23. Governing Law. The validity, construction and effect of this Agreement, and of any determinations or decisions made by the Administrator relating to this Agreement, and the rights of any and all persons having or claiming to have any interest under this Agreement, shall be determined exclusively in accordance with the laws of the State of Delaware, without regard to its provisions concerning the applicability of laws of other jurisdictions. As a condition of this Agreement, you agree that you will not bring any action arising under, as a result of, pursuant to or relating to, this Agreement in any court other than a federal or state court in the districts which include Delaware, and you hereby agree and submit to the personal jurisdiction of any federal court located in the district which includes Delaware or any state court in the district which includes Delaware. You further agree that you will not deny or attempt to defeat such personal jurisdiction or object to venue by motion or other request for leave from any such court. You further agree that any Affiliate of the Company shall have the right to enforce any term of the Notice, the Agreement or the Plan insofar as it relates to your RSUs as if a party to such documents.

24. Resolution of Disputes. Any dispute or disagreement which shall arise under, or as a result of, or pursuant to or relating to, this Agreement shall be determined by the Administrator in good faith in its absolute and uncontrolled discretion, and any such determination or any other determination by the Administrator under or pursuant to this Agreement and any interpretation by the Administrator of the terms of this Agreement, will be final, binding and conclusive on all persons affected thereby. You agree that before you may bring any legal action arising under, as a result of, pursuant to or relating to, this Agreement you will first exhaust your administrative remedies before the Administrator. You further agree that in the event that the Administrator does not resolve any dispute or disagreement arising under, as a result of, pursuant to or relating to, this Agreement to your satisfaction, no legal action may be commenced or maintained relating to this Agreement more than twenty-four (24) months after the Administrator’s decision.

25. Headings. The headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

26. Electronic Delivery of Documents. By your signing the Notice, you (i) consent to the electronic delivery of this Agreement, all information with respect to the Plan and the RSUs, and any reports of the Company provided generally to the Company’s stockholders; (ii) acknowledge that you may receive from the Company a paper copy of any documents delivered electronically at no cost to you by contacting the Company by telephone or in writing; (iii) further acknowledge that you may revoke your consent to the electronic delivery of documents at any time by notifying the Company of such revoked consent by telephone, postal service or electronic mail; and (iv) further acknowledge that you understand that you are not required to consent to electronic delivery of documents.

27. No Future Entitlement. By your signing the Notice, you acknowledge and agree that: (i) the grant of a restricted stock unit award is a one-time benefit which does not create any contractual or other right to receive future grants of restricted stock units, or compensation in lieu of restricted stock units, even if restricted stock units have been granted repeatedly in the past; (ii) all determinations with respect to any such future grants and the terms thereof will be at the sole discretion of the Committee; (iii) the value of the restricted stock units is an extraordinary item of compensation which is outside the scope of your employment contract, if any; (iv) the value of the restricted stock units is not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any termination, severance, resignation, redundancy, end of service payments or similar payments, or bonuses, long-service awards, pension or retirement benefits; (v) the vesting of the restricted stock units ceases upon termination of Service with the Company or transfer of employment from the Company, or other cessation of eligibility for any reason, except as may otherwise be explicitly provided in this Agreement; (vi) the Company does not guarantee any future value of the restricted stock units; and (vii) no claim or entitlement to compensation or damages arises if the restricted stock units decrease or do not increase in value and you irrevocably release the Company from any such claim that does arise.

28. Personal Data. For purposes of the implementation, administration and management of the restricted stock units or the effectuation of any acquisition, equity or debt financing, joint venture, merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or other similar corporate transaction involving the Company (a “Corporate Transaction”), you consent, by execution of the Notice, to the collection, receipt, use, retention and transfer, in electronic or other form, of your personal data by and among the Company and its third party vendors or any potential party to a potential Corporate Transaction. You understand that personal data (including but not limited to, name, home address, telephone number, employee number, employment status, social security number, tax identification number, date of birth, nationality, job and payroll location, data for tax withholding purposes and shares awarded, cancelled, vested and unvested) may be transferred to third parties assisting in the implementation, administration and management of the restricted stock units or the effectuation of a Corporate Transaction and you expressly authorize such transfer as well as the retention, use, and the subsequent transfer of the data by the recipient(s). You understand that these recipients may be located in your country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than your country. You understand that data will be held only as long as is necessary to implement, administer and manage the restricted stock units or effect a Corporate Transaction. You understand that you may, at any time, request a list with the names and addresses of any potential recipients of the personal data, view data, request additional information about the storage and processing of data, require any necessary amendments to data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Company’s Secretary. You understand, however, that refusing or withdrawing your consent may affect your ability to accept a restricted stock unit award.

GLOSSARY

(a) “Administrator” means the Board of Directors of Skyward Specialty Insurance Group, Inc. or such committee or committees appointed by the Board to administer the Plan.

(b) “Affiliate” shall have the meaning set forth in the Plan.

(c) “Agreement” means this document, as amended from time to time, together with the Plan which is incorporated herein by reference.

(d) “Cause” shall have the meaning set forth in the Plan.

(e) “Change in Control” shall have the meaning set forth in the Plan.

(f)  “Code” means the Internal Revenue Code of 1986, as amended, and the Treasury regulations and other guidance promulgated thereunder.

(g) “Common Stock” means the common stock, US$0.01 par value per share, of Skyward Specialty Insurance Group, Inc.

(h) “Company” means Skyward Specialty Insurance Group, Inc. and its Affiliates, except where the context otherwise requires. For purposes of determining whether a Change in Control has occurred, Company shall mean only Skyward Specialty Insurance Group, Inc.

(i)  “Fair Market Value” has the meaning set forth in the Plan.

(j)  “Good Reason” means, without your written consent, (i) a material reduction in your base salary or annual cash incentive targets; (ii) a material diminution in your title, duties, or responsibilities; (iii) any material breach of this Agreement by the Company; or (iv) any relocation of your principal place of employment that results in an increased commute of more than thirty-five (35) miles (unless you are currently working, or is provided the opportunity to work, remotely or otherwise not required to relocate your principal place of employment, in which case this subpart (iv) shall not apply); provided, however, that you must provide notice of Good Reason within thirty (30) days of the occurrence of the event giving rise to the purported Good Reason, after which the Company shall have thirty (30) days to cure the alleged Good Reason and, if such remains uncured, you must resign from such employment within thirty (30) days of the expiration of the cure period. In the event that the Company reasonably believes that you may have engaged in conduct constituting Cause, the Company may, in its sole and absolute discretion, suspend your duties or employment which shall not constitute a basis for Good Reason hereunder or otherwise constitute a breach of this Agreement by the Company provided, that no such suspension shall alter the Company’s obligations under this Agreement during such period of suspension.

(k) “Grant Date” means the effective date of a grant of RSUs made to you as set forth in the relevant Notice.

(l)  “Notice” means the statement, letter or other written notification provided to you by the Company setting forth the terms of a grant of RSUs made to you.

(m) “Plan” means the Skyward Specialty Insurance Group, Inc. 2022 Long-Term Incentive Plan, as amended from time to time.

(n) “Qualifying Termination” means your termination without Cause or resignation for Good Reason; provided that you timely execute and deliver to the Company a signed waiver and release of claims in such form as is provided to you by the Company in connection with your termination of Service and permit it to become effective in accordance with its terms (such applicable date of release effectiveness, the “Release Effective Date”).

(o) “RSU” means the Company’s commitment to issue one share of Common Stock at a future date, subject to the terms of the Agreement and the Plan.

(p) “Service” means your employment, service as a non-executive director, or other service relationship with the Company and its Affiliates. Your Service will be considered to have ceased with the Company and its Affiliates if, immediately after a sale, merger, or other corporate transaction, the trade, business, or entity with which you are employed or otherwise have a service relationship is not Skyward Specialty Insurance Group, Inc. or its successor or an Affiliate of Skyward Specialty Insurance Group, Inc. or its successor.

(q) “You” or “Your” means the recipient of the RSUs as reflected on the applicable Notice. Whenever the word “you” or “your” is used in any provision of this Agreement under circumstances where the provision should logically be construed, as determined by the Administrator, to apply to the estate, personal representative, or beneficiary to whom the RSUs may be transferred by will or by the laws of descent and distribution, the words “you” and “your” shall be deemed to include such person.